COMMENTS RECEIVED ON 05/11/2021

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Preferred Securities & Income ETF

POST-EFFECTIVE AMENDMENT NO. 83

1)

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the new legality opinion(s) as exhibit(s) to the registration statement.

2)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing primarily in securities rated at least BB by Standard & Poor's (S&P), Ba by Moody's Investors Service (Moody's), comparably rated by at least one nationally recognized credit rating agency, or, if unrated, considered by Fidelity Management & Research Company LLC (FMR) to be of comparable quality.”

C:

The Staff requests we disclose in the Fund Summary “Principal Investment Strategies” that securities rated BB & Ba are less than investment-grade and considered junk bonds.

R:

We will add the following disclosure in the Fund Summary “Principal Investment Strategies” section:

“Securities rated below BBB by S&P and below Baa3 by Moody’s are less than investment-grade quality (also referred to as high yield debt securities or junk bonds).”

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If investing in emerging markets securities is a principal investment strategy of the fund, the Staff requests we disclose and add appropriate risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current strategy and risk disclosure is appropriate.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests  we confirm whether any securities underlying the ETF are traded outside of a collateralized settlement system.

R:

The securities underlying the ETF are expected to be traded within a collateralized settlement system.

6)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Preferred Securities. Because preferred securities have a lower priority claim on assets or earnings than senior debt instruments in an issuer's capital structure, they are subject to greater credit and liquidation risk than more senior debt instruments. In addition, preferred securities are subject to other risks, such as limited or no voting rights, deferring or skipping distributions, floating interest rates or distributions, interest rate risk, and the issuer having the right to redeem the security prior to any stated maturity date.”

C:

If investing in contingent convertible securities is a principal investment strategy of the fund, the Staff requests we disclose and add appropriate risk disclosure.

R:

We will add the following bullet in the Fund Summary Principal Investment Strategies section:

•

Normally investing in all types of preferred securities and other income-producing securities such as contingent convertible securities and corporate hybrid securities.

We will add the following contingent convertible securities risk disclosure:

Contingent Convertible Securities Risk. Contingent convertible securities have unique equity conversion or principal write-down features that involve additional risks, which may include cancellation of interest payments by the issuer or a regulatory authority; subordination to other creditors due to either a liquidation or other bankruptcy-related event or a conversion of the security from debt to equity; and a write-down of the security's principal amount.

7)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests a separate risk for junk bonds if they represent a significant portion of the fund’s portfolio.

R:

We believe that the risks associated with investing in high yield debt securities or junk bonds are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

8)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Cash Transactions Risk. Unlike certain ETFs, the fund may effect some or all creations and redemptions using cash, rather than in-kind securities. As a result, an investment in the fund may be less tax-efficient than an investment in an ETF that distributes portfolio securities entirely in-kind.”

C:

The Staff requests we disclose that purchases and redemptions of creation units primarily with cash may cause the ETF to incur certain costs including brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in kind. In addition, the Staff requests we disclose that these costs could be imposed on the ETF and thus decrease the ETF’s net asset value to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

R:

We will adjust the “Cash Transactions Risk” in the Investment Details Principal Investment Risks section as follows (underlined added):

Cash Transactions Risk. Unlike certain ETFs, the fund may effect some or all creations and redemptions using cash, rather than in-kind securities. Therefore, it may be required to sell portfolio securities and ~~incur brokerage costs and/or~~ recognize gains on such sales that the fund might not have recognized if it were to distribute portfolio securities in-kind. As a result, an investment in the fund may be less tax-efficient than an investment in an ETF that distributes portfolio securities entirely in-kind. The use of cash creations and redemptions may also cause the fund’s shares to trade in the market at greater bid-ask spreads or greater premiums or discounts to the fund’s NAV. Furthermore, cash creation and redemption transactions may result in certain brokerage, tax, foreign exchange, execution, price movement and other costs and expenses related to the execution of trades resulting from such transactions. To the extent that the maximum additional charge for creation or redemption transactions is insufficient to cover these costs and expenses, the fund’s performance could be negatively impacted.

9)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund’s assets in preferred securities and other income-producing securities. The Adviser may invest in all types of preferred securities and in other income-producing securities such as contingent capital securities and corporate hybrid securities.”

C:

The Staff requests we define contingent capital securities and corporate hybrid securities in this paragraph and disclose and define them in the Fund Summary.

R:

Corporate hybrid securities are currently defined in the “Description of Principal Security Types.”  We will add the following definition for contingent convertible securities:

Contingent convertible securities are securities typically issued by banking institutions that, under certain circumstances, may convert into common stock of the issuer or have their principal written down upon the occurrence of certain "triggers." The triggers are generally linked to regulatory capital thresholds and regulatory actions calling into question the issuing banking institution's continued viability as a going-concern. Certain contingent convertible securities may be debt securities, as determined by the Adviser.

10)

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

If contingent capital securities are a principal security type of the fund, the Staff requests we disclose them in this section.

R:

See response to comment 9.

11)  “Investment Details” (prospectus)

“Principal Investment Risks”

“Interest Rate Changes. Interest rate increases can cause the price of a debt security to decrease.”

C:

The Staff requests we add an Interest Rate Changes risk to the Fund Basics to match the one in the Fund Summary.

R:

We will add the requested disclosure.

12)

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose that where all or a portion of the ETF’s underlying securities trade in a market that is closed, when the market in which the ETF’s shares are listed and trade is open, there may be changes between the last quote from its closed foreign market and the value of such securities during the ETF’s domestic trading day. In addition, the Staff requests we disclose that this could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

R:

We note that “Fluctuation of Net Asset Value and Share Price” risk in the “Principal Investment Risks” in the “Investment Details” section states that “During the time when the listing exchange is open but after the applicable market closing, fixing or settlement times, bid-ask spreads and the resulting premium or discount to the fund's NAV may widen.” Accordingly, we do not believe additional disclosure is needed.

13)

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.